

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-mail
Mr. Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc.
155 North Lake Avenue, Suite 800
Pasadena, CA 91101

> **Re:** **Brazil Minerals, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed September 9, 2014**
> **File No. 000-55191**

Dear Mr. Fogassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 28

1. We note the revisions made in response to comment 3 in our letter dated August 7, 2014. However, the total compensation has not been revised to reflect the changes made in the summary compensation table. Please revise. In addition, please remove footnote C as such disclosure is inconsistent with Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 30

2. We reissue comment 6 in our letter dated August 7, 2014. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551- 3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Via E-mail
        Jay Weil, Esq.